UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

Third Quarter 2023 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

Third Quarter 2023 Results

Total revenue for the third quarter of 2023 increased 3.2% to 60,130 kEUR from 58,288 kEUR for the third quarter of 2022.

Revenue from our Materialise Software segment was 10,811 kEUR for the third quarter of 2023 compared to 10,863 kEUR for the same quarter last year.

Revenue from our Materialise Medical segment increased by 13.4% to 24,263 kEUR for the third quarter of 2023 compared to 21,391 kEUR for the same period in 2022.

Revenue from our Materialise Manufacturing segment decreased 3.8% to 25,056 kEUR for the third quarter of 2023 from 26,033 kEUR for the third quarter of 2022.

Gross profit was 33,696 kEUR compared to 32,042 kEUR for the same period last year, while gross profit as a percentage of revenue increased to 56.0% compared to 55.0% for the third quarter of 2022.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses decreased, in the aggregate, 4.2% to 32,076 kEUR for the third quarter of 2023 from 33,491 kEUR for the third quarter of 2022.

Net other operating income decreased to 710 kEUR from 1,166 kEUR for the third quarter of 2022.

Operating result amounted to 2,330 kEUR compared to (282) kEUR for the third quarter of 2022.

Net financial result was 1,319 kEUR compared to 2,173 kEUR for the third quarter of 2022.

The third quarter of 2023 contained income tax results of 363 kEUR compared to (478) kEUR in the third quarter of 2022.

As a result of the above, net profit for the third quarter of 2023 was 4,013 kEUR, compared to 1,413 kEUR for the same period in 2022. Total comprehensive income for the third quarter of 2023, which includes exchange differences on translation of foreign operations, was 3,242 kEUR compared to 1,638 kEUR for the corresponding 2022 period.

At September 30, 2023, we had cash and cash equivalents of 133,953 kEUR, compared to 140,867 kEUR at December 31, 2022. Gross debt amounted to 66,222 kEUR compared to 80,980 kEUR at December 31, 2022. As a result, our net cash position (cash and cash equivalents less gross debt) was 67,731 kEUR compared to 59,887 kEUR at December 31, 2022.

Cash flow from operating activities for the third quarter of the year 2023 was 8,143 kEUR, compared to 3,840 kEUR for the same period in 2022. Total capital expenditures for the third quarter of 2023 amounted to 3,920 kEUR.

Net shareholders’ equity at September 30, 2023 was 236,631 kEUR compared to 228,928 kEUR at December 31, 2022.

Adjusted EBITDA amounted to 7,857 kEUR for the third quarter of 2023, a 55% increase compared to 5,072 kEUR for the corresponding 2022 period. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the third quarter of 2023 was 13.1% compared to 8.7% for the third quarter of 2022.

Adjusted EBITDA from our Materialise Software segment increased significantly to 1,781 kEUR from 202 kEUR while the segment Adjusted EBITDA margin (segment Adjusted EBITDA divided by segment revenue) was 16.5% compared to 1.9% for the corresponding prior-year period.

Adjusted EBITDA from our Materialise Medical segment increased by 50% to 7,143 kEUR for the third quarter of 2023 compared to 4,765 kEUR while the segment Adjusted EBITDA margin was 29.4% compared to 22.3% for the third quarter of 2022.

Adjusted EBITDA from our Materialise Manufacturing segment amounted to 1,074 kEUR compared to 2,530 kEUR for the same period last year, while the segment Adjusted EBITDA margin was 4.3% compared to 9.7% for the third quarter of 2022.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.0594, the reference rate of the European Central Bank on September 30, 2023.

Other Information

Brigitte de Vet-Veithen, our current Executive Vice President of Material Medical, has been named our new Chief Executive Officer, effective January 1, 2024. Mrs. de Vet-Veithen will succeed Fried Vancraen, who co-founded Materialise in 1990 and has served as our Chief Executive Officer for 33 years. As of January 1, 2024, Mr. Vancraen will continue to represent Materialise as the new non-executive Chairman of our Board of Directors (the “Board”). In this new role, Mr. Vancraen will succeed Peter Leys, who has been the Executive Chairman of the Board for 10 years and will continue as a member of the Board. Further, as of January 1, 2024, co-founder Hilde Ingelaere will step back from her role as Executive Vice President, but will continue to serve on the Board. Our Executive Committee will continue its strategic and operational role under the new presidency of Mrs. de Vet-Veithen.

Biographical information for Mrs. de Vet-Veithen, Mr. Vancraen, Mr. Leys and Mrs. Ingelaere may be found in “Item 6. Directors, Senior Management and Employees” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on April 18, 2023.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world.

Consolidated income statements (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,
In '000	2023	2023	2022	2023	2022
	U.S.$	€	€	€	€
Revenue	63,702	60,130	58,288	190,832	169,319
Cost of Sales	(28,005)	(26,435)	(26,245)	(83,249)	(76,236)
Gross Profit	35,697	33,696	32,042	107,583	93,083
Gross profit as % of revenue	56.0%	56.0%	55.0%	56.4%	55.0%

Research and development expenses	(10,039)	(9,476)	(9,313)	(27,982)	(26,074)
Sales and marketing expenses	(14,789)	(13,960)	(15,198)	(42,418)	(44,841)
General and administrative expenses	(9,153)	(8,640)	(8,980)	(27,213)	(26,089)
Net other operating income (expenses)	753	710	1,166	(3,238)	2,603
Operating (loss) profit	2,469	2,330	(282)	6,732	(1,318)

Financial expenses	(1,646)	(1,554)	(2,110)	(3,599)	(4,671)
Financial income	3,043	2,873	4,283	4,987	9,800
Share in loss of joint venture	-	-	-	-	-
(Loss) profit before taxes	3,866	3,649	1,891	8,120	3,812

Income Taxes	385	363	(478)	(886)	(1,377)
Net (loss) profit for the period	4,251	4,013	1,413	7,234	2,435
Net (loss) profit attributable to:	-
The owners of the parent	4,256	4,017	1,421	7,251	2,457
Non-controlling interest	(5)	(5)	(8)	(17)	(21)

Earning per share attributable to owners of the parent
Basic	0.07	0.07	0.02	0.12	0.04
Diluted	0.07	0.07	0.02	0.12	0.04

Weighted average basic shares outstanding	59,067	59,067	59,064	59,067	59,064
Weighted average diluted shares outstanding	59,068	59,068	59,089	59,070	59,099

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,
In 000€	2023	2023	2022	2023	2022
	U.S.$	€	€	€	€
Net profit (loss) for the period	4,251	4,013	1,413	7,234	2,435
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	(816)	(770)	225	471	1,291
Non-recycling
Fair value adjustments through OCI - Equity instruments	-	-	-	-	-
Other comprehensive income (loss), net of taxes	(816)	(770)	225	471	1,291
Total comprehensive income (loss) for the year, net of taxes	3,435	3,242	1,638	7,705	3,726
Total comprehensive income (loss) attributable to:
The owners of the parent	3,441	3,248	1,646	7,721	3,748
Non-controlling interests	(6)	(5)	(8)	(15)	(21)

Consolidated statement of financial position (Unaudited)

	As of September 30,	As of December 31,
In 000€	2023	2022
Assets
Non-current assets
Goodwill	44,280	44,155
Intangible assets	35,592	37,875
Property, plant & equipment	94,399	94,276
Right-of-Use assets	7,668	8,420
Investments in joint ventures	-	-
Deferred tax assets	2,031	1,186
Investments in convertible loans	3,681	3,494
Investments in non-listed equity instruments	307	307
Other non-current assets	5,213	5,136
Total non-current assets	193,170	194,847
Current assets
Inventories	16,764	16,081
Trade receivables	41,998	51,043
Other current assets	8,107	8,424
Cash and cash equivalents	133,953	140,867
Total current assets	200,821	216,414
Total assets	393,991	411,262

	As of September 30,	As of December 31,
In 000€	2023	2022
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	233,895	233,895
Retained earnings and other reserves	(1,708)	(9,427)
Equity attributable to the owners of the parent	236,674	228,955
Non-controlling interest	(43)	(28)
Total equity	236,631	228,928
Non-current liabilities
Loans & borrowings	45,204	55,873
Lease liabilities	5,053	5,147
Deferred tax liabilities	3,786	4,312
Deferred income	8,533	9,277
Other non-current liabilities	1,185	1,611
Total non-current liabilities	63,761	76,220
Current liabilities
Loans & borrowings	13,491	17,058
Lease liabilities	2,474	2,902
Trade payables	20,799	23,230
Tax payables	2,273	1,246
Deferred income	37,940	41,721
Other current liabilities	16,622	19,957
Total current liabilities	93,599	106,114
Total equity and liabilities	393,991	411,262

Consolidated statement of cash flows (Unaudited)

	for the nine months ended September 30,
In 000€	2023	2022
Operating activities
Net (loss) profit for the period	7,234	2,435
Non-cash and operational adjustments
Depreciation of property plant & equipment	11,162	11,335
Amortization of intangible assets	5,046	4,859
Impairment of goodwill and intangible assets	-	-
Share-based payment expense	-	(121)
Loss (gain) on disposal of intangible assets and property, plant & equipment	(401)	59
Movement in provisions	(434)	(506)
Movement reserve for bad debt and slow moving inventory	445	(42)
Financial income	(4,811)	(9,771)
Financial expense	3,389	5,009
Impact of foreign currencies	(152)	98
(Deferred) income taxes	892	1,384
Working capital adjustments	(3,601)	9,109
Decrease (increase) in trade receivables and other receivables	8,965	(184)
Decrease (increase) in inventories and contracts in progress	(751)	(4,356)
Increase (decrease) in deferred revenue	(4,532)	3,815
Increase (decrease) in trade payables and other payables	(7,283)	9,834
Income tax paid & Interest received	1,194	(262)
Net cash flow from operating activities	19,963	23,587

	for the nine months ended September 30,
In 000€	2023	2022
Investing activities
Purchase of property, plant & equipment	(6,862)	(16,066)
Purchase of intangible assets	(2,448)	(3,422)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	645	319
Acquisition of subsidiary (net of cash)	-	(29,355)
Net cash flow used in investing activities	(8,665)	(48,523)
Financing activities
Repayment of loans & borrowings	(14,334)	(15,182)
Repayment of leases	(2,640)	(2,566)
Capital increase	-	-
Interest paid	(1,334)	(1,665)
Other financial income (expense)	(25)	1,378
Net cash flow from (used in) financing activities	(18,334)	(18,035)
Net increase/(decrease) of cash & cash equivalents	(7,037)	(42,972)
Cash & Cash equivalents at the beginning of the year	140,867	196,028
Exchange rate differences on cash & cash equivalents	123	(2,433)
Cash & cash equivalents at end of the period	133,953	150,621

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2023	2022	2023	2022
Net profit (loss) for the period	4,013	1,413	7,234	2,435
Income taxes	(363)	478	886	1,377
Financial expenses	1,554	2,110	3,599	4,671
Financial income	(2,873)	(4,283)	(4,987)	(9,800)
Depreciation and amortization	5,527	5,378	16,191	16,194
EBITDA	7,857	5,096	22,923	14,876
Share-based compensation expense (1)	-	(24)	-	(121)
Adjusted EBITDA	7,857	5,072	22,923	14,755

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended September 30, 2023
Revenues	10,811	24,263	25,056	60,130	0	60,130
Segment (adj) EBITDA	1,781	7,143	1,074	9,998	(2,141)	7,857
Segment (adj) EBITDA %	16.5%	29.4%	4.3%	16.6%		13.1%
For the three months ended September 30, 2022
Revenues	10,863	21,391	26,033	58,288	0	58,288
Segment (adj) EBITDA	202	4,765	2,530	7,497	(2,425)	5,072
Segment (adj) EBITDA %	1.9%	22.3%	9.7%	12.9%		8.7%

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the nine months ended September 30, 2023
Revenues	33,192	73,528	84,112	190,832	0	190,832
Segment (adj) EBITDA	6,190	17,179	6,980	30,349	(7,426)	22,923
Segment (adj) EBITDA %	18.7%	23.4%	8.3%	15.9%		12.0%
For the nine months ended September 30, 2022
Revenues	31,989	60,592	76,739	169,319	0	169,319
Segment (adj) EBITDA	2,955	12,466	6,722	22,144	(7,388)	14,755
Segment (adj) EBITDA %	9.2%	20.6%	8.8%	13.1%		8.7%

(1)  Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2023	2022	2023	2022
Net profit (loss) for the period	4,013	1,413	7,234	2,435
Income taxes	(363)	478	886	1,377
Financial cost	1,554	2,110	3,599	4,671
Financial income	(2,873)	(4,283)	(4,987)	(9,800)
Operating (loss) profit	2,330	(282)	6,732	(1,318)
Depreciation and amortization	5,527	5,378	16,191	16,194
Corporate research and development	604	592	2,063	2,057
Corporate headquarter costs	2,399	2,491	7,636	7,103
Other operating income (expense)	(862)	(681)	(2,274)	(1,892)
Segment adjusted EBITDA	9,998	7,497	30,349	22,144

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: October 26, 2023